UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2011

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

TELEFÔNICA BRASIL S.A.

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telefônica Brasil S.A. – Telefônica | Vivo reaches the mark of 2,000 Brazilian cities covered by 3G signal.” dated on December 15, 2011.

Telefônica | Vivo reaches the mark of 2,000 Brazilian cities covered by 3G signal

Nova Santa Bárbara (PR), is the 2,000th municipality of Brazil to have high speed mobile internet, through Telefônica | Vivo 3G techonolgy, which offers the largest coverage in the country

     São Paulo, December 15th, 2011 – By enabling today the 3G signal from its antenna in Nova Santa Barbara, in northern of Paraná, Telefônica | Vivo reaches 2,000 cities in the country served by third-generation technology to access the web in high speed. The range of the mark achieved is reiterated by the fact that the 3G coverage of other mobile telephony companies with national presence, together, is well below Telefonica | Vivo. All of this is the result of the Plan Vivo Internet Brazil, which over 2012 will benefit 2,832 municipalities, home of 85% of Brazil’s population.

     “The Plan Vivo Internet Brazil is the largest 3G coverage program ever undertaken in the country," says Antonio Carlos Valente, president of the Telefônica Group in Brazil. "The advent of mobile internet in Nova Santa Bárbara reaffirms the commitment of Telefônica |Vivo to connect with quality a growing number of people nationwide," said Valente.

Connection changes the life of the community

     The importance of the arrival of 3G connection in Nova Santa Barbara, a town 361 kilometers from Curitiba, 3.9 thousand inhabitants in the north of Paraná, can be exemplified by the analysis of the research conducted in Belterra, in the Tapajós region, by the Federal University of Pará.

     Among the results, it is noteworthy that, after the activation of the 3G signal of Telefônica | Vivo in Belterra, 66% of the respondents consider that the use of the internet improves the level of education. In addition, 74% admitted to use the internet to enhance learning.

     Telefônica | Vivo is the largest telecommunications company in the country with 85 million customers. By reaching the mark of 2,000 cities covered with 3G technology, it demonstrates the commitment to connect with quality as many people, wherever they are. The long-term commitment with Brazil may also be expressed by the volume of investments in the country, that will be of R$24.3 billion between 2011-2014, as announced in March of this year by the international president of Telefônica Group, César Alierta

Telefônica | Vivo
Press Office
12/15/2011

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.

Date:	December 15, 2011	By:	/s/ Carlos Raimar Schoeninger
			Name:	Carlos Raimar Schoeninger
			Title:	Investor Relations Director